Exhibit 99.1

Itamar Medical ™ Investor Presentation January 2020

Disclaimer Itamar Medical Ltd . (the " Company ") is furnishing this presentation and any information given during this presentation, solely for the consideration of eligible investors who have the knowledge and experience in financial and business matters and the capability to conduct their own due diligence investigation in connection with the investment outlined herein . Prospective investors are urged to conduct an independent evaluation of the Company . This presentation does not constitute an offer or a solicitation to participate in any investment in the Company . This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities of the Company in the United States or Israel . The offering of the Company’s securities (including all underlying securities thereof) has not been, nor will it be, registered under the United States Securities Act of 1933 , as amended (the “ 1933 Act”), any state securities laws, or Israeli securities laws and such securities may not be offered or sold within the United States, or to, or for the account or benefit of, U . S . persons, except pursuant to an effective registration statement under the 1933 Act or an applicable exemption from the U . S . registration requirements . The statements in this presentation should not be regarded as a basis for an investment decision of any kind, or as recommendation or opinion, or a substitute for investor discretion . Forward Looking Statements This presentation contains forward - looking statements within the meaning of the "safe harbor" provisions of applicable securities laws . Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward - looking in nature and not historical facts . For example, when we discuss growing appreciation within the cardiology community of the role of WatchPAT , we are using forward - looking statements . Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward - looking statements, could differ materially from the Company's current expectations . Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the Israel Securities Authority and the U . S . Securities and Exchange Commission . Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . The United States and Israeli securities laws prohibit any person who has material non - public information about a company (" Inside Information "), from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities . Statements in this presentation and in any information given during this presentation might be considered as Inside Information, in accordance with the Securities Law . Therefore, any person aware of this presentation or of any information given during this presentation, may neither use, nor cause any third party to use, any Inside Information or any other information provided in connection with the presentation, in contravention of the Securities Law or any such rules and regulations thereunder . The Company, and its respective affiliates, employees and representatives expressly disclaim any and all liability relating to or resulting from the use of this presentation or any information given during this presentation or such other information by a prospective investor or any of its affiliates or representatives . * The contents of any website or hyperlinks mentioned in this presentation are for informational purposes and the contents thereof are not part of this presentation . 2

Itamar™ Medical Mission World Leader in Sleep Apnea Management Solutions with a Focus on Additional Care Pathways. On a Mission to Address the 80 % Undiagnosed and Untreated through Digital Health Platform. www.itamar - medical.com www.cardiosleepsolutions.com 3

Company in a Nutshell Founded in 1997 in Israel* Develop non - invasive medical devices based on the PAT™ (Peripheral Arterial Tone) signal. *Dr. Giora Yaron, Dr. Peretz Lavi , Dr. Danny Gur, MD, Mr. Martin Gerstel WatchPAT initial FDA 2001 EndoPAT Initial FDA 2003 CPT Code 95800 CAT I Granted in 2009 PAT Including in AASM Practice Guideline 2017 Publicly Traded on TASE (‘ 07 ) and NASDAQ (‘ 19 ) 2018 : $ 24.2 M. 2019 : guidelines ~$ 31 M Market Cap: ~$ 105 M WatchPAT™ 300 EndoPAT ™ 2000 WatchPAT™ ONE 4

Total and US Revenue



Quarterly Revenue ($MM)
$10.0M
$9.0M
$8.0M
$7.0M
$6.0M
$5.0M
$4.0M
$3.0M
$2.0M
$1.0M
-
Q1/17
Q2/17
Q3/17
Q4/17
Q1/18
Q2/18
Q3/18
Q4/18
Q1/19
Q2/19
Q3/19
Q4/19
$2.6M
$4.3M
$3.4M
$5.1M
$3.8M
$5.3M
$4.0M
$6.0M
+23%*
$3.2M
+30%*
$5.5M
+23%*
$4.2M
+20%*
$6.1M
+24%*
$4.9M
+15%*
$6.1M
+10%*
$4.4M
+10%*
$6.6M
+34%*
$4.3M
+12%*
$6.1M
+18%*
$5.0M
+21%*
$7.4M
+23%**
+17%*
$5.8M
+33%*
$8.1M
+65%-
+70%*/***
$7.2M-
$7.4M
+46%-+49%*/***
$9.6M-$9.8M
US and Canada WP Revenue & CPAP Revenue
Total Revenue

	December 31st, 2017A	December 31st, 2018A	December 31st, 2019A
# of US Territories	16****	19****	27****

* Q over PY Q

** Excluding CPAP in Q3.2018 in the amount of $0.3M

*** Q4 2019 Unaudited Preliminary Revenue Results

**** Including three verticals – Kaiser, VA and Dental

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itamar medical

Operating Loss – Non IFRS*



-
-$0.5M
-$1.0M
-$1.5M
-$2.0M
-$2.5M
$2.2M
$1.7M
$1.5M
$1.5M
$1.4M
$1.0M
$0.7M
$0.5M
$0.5M
$0.4M
$0.3M
$0.3M
$1.0M
$0.9M
$0.5M
Q1/ 16
Q2/ 16
Q3/ 16
Q4/ 16
Q1/ 17
Q2/ 17
Q3/ 17
Q4/ 17
Q1/ 18
Q2/ 18
Q3/ 18
Q4/ 18
Q1/ 19
Q2/ 19
Q3/ 19

* For IFRS operating loss and reconciliation between IFRS and Non-IFRS operating loss, see Slides 32 & 33, respectively

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itamar medical

WatchPAT™ - Simple, Accurate, Reliable The Traditional Way: Cumbersome Sleep Labs A comprehensive and easy to use HSAT utilizing PAT™ and other signals with proprietary algorithm to calculate True Sleep Time and Complete Sleep Architecture to accurately and reliably diagnose both obstructive and central sleep apnea 7

AASM Officially Adopts WatchPAT Technology The leading U.S. medical organization for the treatment of sleep disorders began officially recognizing the PAT™ technology in its guidelines for clinical practice in 2017 Source: J Clin Sleep Med. 2017 Mar 15 ; 13 (3): 479 – 504 8

Multiple Business Models for Different Needs Capital Sales • WatchPAT™ • Probes Services • WatchPAT™ Direct • SleePATh ™ • Remote interpretation • Remote consultation TaaS • Test as a Service • WatchPAT ONE 9

Sleep Apnea Market is Getting Busy Nasdaq: RMD Mkt Cap: $ 22 B Sales 18 ’: $ 2.6 B Q 2 Growth: 13 % Nasdaq: INSP Mkt Cap: $ 1.9 B Sales 18 ’: $ 50.5 M Q 2 Growth: 65 % Private Nasdaq: PHG Mkt Cap: $ 44 B Sales 18 ’: ~ 2 B* Q 2 Growth:  % *Itamar Medical Internal Estimates 10

Competitive Landscape

Diagnostic

Screening

PARAMETERS

8+ parameters **+ sleep stages, + true sleep time**	Lab PSG 		**WatchPAT™** Completion rate 98% vs 80%* Misdiagnosis 3% vs 20%** Central Apnea DX
4-5 parameters AHI, RDI, snoring, position		AirFlow Based Systems (ResMed ApneaLink, Philips NightOne, Nox T3, ARES)	
1-2 parameters saturation motion			Pulse Oximetry







SIMPLICITY / COMFORT

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* "US and European Sleep Disorder Diagnostic Devices Market", Frost & Sullivan ; M9AC-54 February 2014
** "Comparison of Apnea Hypopnea Index (AHI) Using Recording Time vs. Sleep Time"; Schutte-Rodin; SLEEP Volume 37, 2014

x 26 % of adults worldwide suffer from sleep apnea 1 x 54 Million people in North America suffer from sleep apnea 2 x About 80 % in the US alone are undiagnosed 3 x The diagnostic and treatment market is valued at more than $ 3 billion 4 x ≈ 5 K Sleep Docs in the US  The Market x ~40% - 60% of patients suffer from OSA 6 x ~85% or more remain undiagnosed 7 The Sleep Market The Cardiology Market Sources: 1 ) Increased Prevalence of Sleep - Disordered Breathing in Adults - American Journal of Epidemiology 2 ) "ResMed: New Analysis Shows Sleep Apnea More Common in Americas than Previously Thought." Contify   Life Science News 10 June 2019 3 ) An Official American Thoracic Society Statement: The Importance of Healthy Sleep, Am J Respir Crit Care Med Vol 191 , Iss 12 , pp 1450 – 1458 , Jun 15 , 2015 4 ) Fisher & Paykel, FY 2016 Half Year results Presentation (Dx & Tx) 5 ) Heart Disease and Stroke Statistics 2017 At - a - Glance 6 ) Obstructive Sleep Apnea in Cardiovascular Disease Tietjens et al, Journal of the American Heart Association, 2018 7 ) Sleep Apnea and Cardiovascular Disease, JACC Vol. 52 , No. 8 , 2008 , August 19 , 2008:686 – 717 92 million cardiovascular patients in the United States 5 ≈ 33 K Cardiologists 12

The Traditional Sleep Patient Journey



60M Patients
12k / physician
A
Care Provider
GP, Cardio, ENT
>400k in the Us
B
Sleep Expert
only 5k in the US
RX
C
Sleep Lab
PSG default
(HSAT as fallback)
Sleep test interpreted
D
Sleep Expert
Study outcome consult
RX
E
DME CPAP
Focus on 3 mo compliance
On going Resupply push
~33%
patient compliance
~60%
Of Tests in PSG
50% Don't make it
More than
50% Give up
Sleep patient journey is lengthy (~3 months)
multi locations, inconvenient and high cost ($3,500-$8,700)

*CMS 2018 claim data

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itamar medical

Four Growth Engines DIRECT TO CONSUMER ROW EXPANSION CARDIOLOGY CORE SLEEP 14

Sleep Apnea - A Significant Comorbidity to Cardiac Disease 1 - 2 Source: 1 - Obstructive Sleep Apnea: Preoperative Assessment, Seet & Chung, Anesthesiology Clin 28 (2010) 199 – 215 2 - The Effect of Sleep Disordered Breathing on the Outcome of Stroke and Transient Ischemic Attack: A Systematic Review, J Birkbak , AJ Clark and NH Rod, Journal of Clinical Sleep Medicine, Vol. 10 , No. 1 , 2014 83% 76% 72% 58% 49% 38 % Drug resistant hypertension Congestive heart failure Stroke Arrhythmias Atrial fibrillation Ischemic heart disease OSA Comorbidity 15

Trends Propelling the Market Source: Sleep Apnea Types, Mechanisms, and Clinical Cardiovascular Consequences, Javaheri,et al, JACC VOL. 69 , NO. 7 , 2017 841 - 58 16

Increased Risks of Leaving Sleep Apnea Untreated Sources: 1 ) Obstructive Sleep Apnea – Hypopnea and Incident Stroke - The Sleep Heart Health Study, Redline et al, American Journal of Respiratory and Critical Care Medicine Vol 182 2010 ; 2 ) Obstructive Sleep Apnea and the Risk of Sudden Cardiac Death Gami et al, J Am Coll Cardiol 2013 : 3 ) Sleep Disordered Breathing and Mortality: Eighteen - Year Follow - up of the Wisconsin Sleep Cohort, young et al, SLEEP, Vol. 31 , No. 8 , 2008 4 ) Effect of Obstructive Sleep Apnea Treatment on Atrial Fibrillation Recurrence Shukla, Chinitz JACC Clinical Electrophysiology Vol 1 ,No 1 - 2 , 2015 Increased risk of stroke 1 2 x Increased risk of recurrence of atrial fibrillation following ablation 4 42 % Risk of death from cardiovascular disease 3 5 x Risk of death from sudden cardiac arrest 2 2 x 17

Itamar Digital Health Solution

Sleep Patient Journey **Reduced** to 1-2 Weeks


CloudPat
Interpretation, Online Consult.
RX
Partnerships
DME & Smart remote setup*
WatchPAT
Home Diagnosis
RX
Prescription
SleepPath
On-going compliance monitoring
Compliance Goal
70% - 80%

SoClean
Direct to Consumer Marketing

Cardiology Call Point via Direct or BioTel Heart

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The BioTelemetry Collaboration

BioTelemetry inc


Annual
Quarterly
Revenue
Earnings
400.00M
350.00M
300.00M
250.00M
200.00M
150.00M
100.00M
50.00M
0
$
2015
2016
2017
2018

- BioTelemetry (NASADQ BEAT), Market Cap $1.4B
- The leading Holter company in the US
- Over 1.5M Holter home testing, serve ~ 20K cardiologists
- Phase I – successful implementation in number of clinics completed in June 2019
- Phase II – Rollout in two states – Texas & Pennsylvania

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Sleep Monitoring Platform - SleePATh ™ • CloudPAT™ is a HIPPA - compliant cloud - based IT solution for convenient sleep diagnosis and secure patient data transfers that streamlines user workflow through online access for sleep report interpretation • SleePATh ™ is a dashboard that enables the physician to track their patient’s sleep apnea management pathway Integrated Sleep Apnea Patient Care Pathway for Cardiac Patients 20

Collaboration with SoClean Enables Digital Health Platform/DTC Growth Engine

Market Dysfunction limiting Access to Diagnosing and Managing Sleep Apnea Requires Additional Approaches

- ✓ 170 million people in North and South America suffer from sleep apnea[1]
- ✓ About 80%in the US alone are undiagnosed[2]

SoClean





- Leader in DTC Sleep Apnea Market
- Ranked Among Deloitte Technology Fast 500[3]

- First and Only Disposable HSAT
- Uniquely suited to DTC Market

- Digital Health Platform enables Rx, Interpretation, On-line consult with Tx recommendation

Exclusivity to DTC segment with commitment to minimum purchases of $4.5M of WatchPAT ONE devices through FY20, with annual growth commitments through 2024.

Sources:
1) "ResMed: New Analysis Shows Sleep Apnea More Common in Americas than Previously Thought." Contify ife Science News 10 June 2019.
2) An Official American Thoracic Society Statement: The Importance of Healthy Sleep, Am J Respir Crit Care Med Vol 191, Iss 12, pp 1450–1458, Jun 15, 2015
3) Deloitte's Technology Fast 500™

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itamar medical

https://payorsolutions.cvshealth.com/insights/new - approach - sleep - apnea Digital and Consumer Giants are Entering 22

Thank You!

Classification and Codes 24

• November 1 st , 2019 CMS issued a final rule for 2020 updating payment rates for Medical Physician Fee Schedule • The 2020 update represents year 2 of a 4 - year plan to reevaluate payment in home sleep apnea testing devices; anticipate similar reductions in 2021 CMS 2020 Fee Schedule - Fact Sheet CPT Code Modifier 2020 Final Rate 2019 Payment 2018 Payment % Change 2019 to 2020 % Change 2018 to 2019 95800 Global $168.90 $172.63 $180.72 - 2% - 4% 95800 TC $126.32 $129.38 $127.44 - 2% 2% 95800 26 $42.59 $43.25 $53.28 - 2% - 19% 95806 Global $119.10 $140.55 $173.52 - 15% - 19% 95806 TC $72.90 $89.74 $110.88 - 19% - 19% 95806 26 $46.20 $50.82 $62.64 - 9% - 19% 42% ( global ) and 70% (TC) Variance to 95806 Double Digit Declines YoY with 95806 WatchPAT & Ares Competitors + + = = 25

WatchPAT™ Direct Program Streamlines HSAT Study scheduled with the patient Kit preparation Shipping & handling 24 / 7 Patient Support Center Home Sleep Test Scoring & Reporting A Customizable Workflow to Enlarge the HSAT Coverage 26

WatchPAT™: Integrated Digital Health Platform To Diagnose and Treat Sleep Apnea Screening Diagnosing Treatment Reporting Treatment • Access to DMEs Networks for CPAP • Compliance Programs • PAMs Distribution Diagnosis with WatchPAT • IDTF • WatchPAT Direct • Interpretation through CloudPAT collaboration with Sleep Physician Systematic Screening with Questionnaire • Patient awareness kits • Waiting room video • Waiting room posters • Informative brochure Patient Compliance Reporting • Waiting List • WatchPAT • Test result • CPAP • Patient CPAP compliance rate • Sleep Apnea prevalence rate A One - Stop Sleep Apnea Solution for Cardiologists 27

» Actigraphy » Body Position » Snoring » Chest Motion » PAT® Signal » Oximetry » Heart Rate A New Design • 25% reduced weight for patient comfort • More comfortable wrist strap • Detachable design for easier cleaning One Stop Preparation • 92% faster download time (3 min to 15 sec) • Improved workflow with new disposable battery • Compatible with both disposable and rechargeable standard AAA batteries WatchPAT™ 300 - The Next Generation WatchPAT 28

Same WatchPAT Simplicity, Accuracy and Reliability NO Return Shipment, NO Downloading or Charging NO Cleaning, NO Infection Risk WatchPAT™ ONE - The First Disposable HSAT 29

Making “Total Sleep Solution” available to cardiologists Adding additional business model of Test as a Service (“TaaS”) Cardiology centered marketing and sales Adoption of PAT™ based technology by the Organization of Sleep Specialists Maximizing Value in a Fast - Growing Market 30

Revenues by Geographic Area


$10.0M
$9.0M
$8.0M
$7.0M
$6.0M
$5.0M
$4.0M
$3.0M
$2.0M
$1.0M
-
$5.5M
$0.3M
$0.5M
$1.2M
$3.5M
$6.1M
$0.0M
$0.5M
$1.1M
$4.5M
$6.1M
$0.3M
$0.5M
$0.2M
$5.0M
$6.6M
$0.2M
$0.9M
$0.9M
$4.6M
$6.1M
$0.2M
$0.8M
$0.7M
$4.4M
$7.4M
$0.3M
$1.1M
$0.8M
$5.2M
$8.1M
$0.1M
$1.1M
$1.1M
$5.8M
$9.6M-$9.8M*
$0.1M
$1.2M
$0.9M
$7.4M
-
$7.6M
Q1.2018
Q2.2018
Q3.2018
Q4.2018
Q1.2019
Q2.2019
Q3.2019
Q4.2019
United States and Canada
Japan
Europe, Israel and Others
Asia Pacific (excluding Japan)

* Q4 2019 Unaudited Preliminary Revenue Results

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itamar medical

Quarterly Operating Loss - IFRS



$3.5M
$3.0M
$2.5M
$2.0M
$1.5M
$1.0M
$0.5M
-
$3.5M
$2.1M
$2.0M
$2.4M
$2.2M
$1.5M
$1.3M
$0.9M
$0.9M
$0.9M
$0.8M
$0.5M
$1.3M
$1.7M
$1.0M
Q1/16
Q2/16
Q3/16
Q4/16
Q1/17
Q2/17
Q3/17
Q4/17
Q1/18
Q2/18
Q3/18
Q4/18
Q1/19
Q2/19
Q3/19

itamar medical

32

Use of Non-IFRS Measures & Reconciliation of IFRS to Non-IFRS Operating Loss

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), this presentation contains Non-IFRS financial measures for operating loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower.

Management believes that the Non-IFRS financial measures provided in this presentation are useful to investors' understanding and assessment of the Company's performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company's business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table below:

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
IFRS operating loss	$3.5M	$2.1M	$2.0M	$2.4M	$2.2M	$1.5M	$1.3M	$0.9M	$0.9M	$0.9M	$0.8M	$0.5M	$1.3M	$1.7M	$1.0M
Share-based payment	$0.8M	$0.3M	$0.4M	$0.3M	$0.5M	$0.3M	$0.4M	$0.2M	$0.3M	$0.3M	$0.3M	$0.2M	$0.2M	$0.3M	$0.3M
Depreciation and amortization	$0.1M	$0.1M	$0.1M	$0.2M	$0.1M	$0.1M	$0.1M	$0.2M	$0.1M	$0.1M	$0.1M	$0.1M	$0.1M	$0.2M	$0.2M
Change in provision for doubtful and bad debt	$0.4M	-	-	$0.4M	-	-	$0.1M	-	-	$0.1M	$0.1M	-	-	$0.2M	-
Expenses relating to change in manpower	-	-	-	-	$0.2M	$0.1M	-	-	-	-	-	-	-	$0.1M	-
Non - IFRS operating loss	$2.2M	$1.7M	$1.5M	$1.5M	$1.4M	$1.0M	$0.7M	$0.5M	$0.5M	$0.4M	$0.3M	$0.2M	$1.0M	$0.9M	$0.5M

33

Strategy Implementation - A Unique Comprehensive Solution that Enables Diagnosis and Treatment Itamar provides cardiologists with a comprehensive sleep solution, combining diagnostics and therapy Total Sleep Solution™ Screening Diagnosing Treatment Reporting 34